Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Pricing Supplement to the Prospectus dated July 6, 2011,

the Prospectus Supplement dated July  6, 2011,

and the Prospectus Supplement No.  928 dated July 6, 2011 — No. 934

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$3,600,000
Buffered Basket-Linked Notes due 2012
(Linked to a Weighted Basket Comprised of the S&P 500® Index and the MSCI EAFE Index)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (December 21, 2012, subject to adjustment) is based on the performance of a weighted basket comprised of the S&P 500® Index and the MSCI EAFE Index as measured from the trade date (July 14, 2011) to and including the determination date (December 14, 2012, subject to adjustment). We refer to the S&P 500® Index and the MSCI EAFE Index collectively as the “basket underliers”, each a “basket underlier”. If the basket return (defined below) is less than -30% (the final basket level is less than the initial basket level by more than 30%), you would lose a portion of your investment in the notes and you may lose your entire investment, depending on the performance of the basket underliers. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,046.00.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (determined on the determination date, subject to adjustment) from the initial basket level of 100, which we refer to as the basket return. The basket return may reflect a positive return (based on any increase in the basket level over the life of the notes) or a negative return (based on any decrease in the basket level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the basket return is positive (the final basket level is greater than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the basket return, subject to the maximum settlement amount;

•

if the basket return is zero or negative but not below -30% (the final basket level is less than or equal to the initial basket level but not by more than 30%), you will receive an amount in cash equal to $1,000; or

•

if the basket return is negative and is below -30% (the final basket level is less than the initial basket level by more than 30%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.4286 times (b) the sum of the basket return plus 30% times (c) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the basket on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 30% between the initial basket level and the final basket level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes (the minimum denomination) is limited to the maximum settlement amount of $1,046.00. In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the buffered basket-linked notes found in “General Terms of the Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 928.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 14, 2011. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-32 of the accompanying prospectus supplement no. 928 and “Additional Risk Factors Specific to Your Notes” on page PS-10 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	July 21, 2011	Original issue price:	100% of the face amount
Underwriting discount:	0.10% of the face amount	Net proceeds to the issuer:	99.90% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplements or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. The prospectus contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.

Goldman, Sachs & Co.

Pricing Supplement dated July 14, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 6, 2011, as supplemented by the accompanying prospectus supplement, dated July 6, 2011, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 928” mean the accompanying prospectus supplement no. 928, dated July 6, 2011, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 928.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Basket Underliers: the S&P 500® Index, as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) (Bloomberg ticker “SPX”), and the MSCI EAFE Index, as maintained by MSCI Inc. (“MSCI”) (Bloomberg symbol, “MXEA”); see “The Basket and the Basket Underliers” on page PS-13

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 928:

•	type of notes: notes linked to basket of underliers

•	exchange rates: not applicable

•	buffer level: yes, as described below

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $3,600,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated above, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-11 of this pricing supplement

Cash settlement amount:

•	if the final basket level is greater than or equal to the cap level, the maximum settlement amount;
•

if the final basket level is greater than the initial basket level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the upside participation rate times (iii) the basket return;

•	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, the $1,000 face amount; or

•

if the final basket level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Initial weighted value: the initial weighted value for each of the basket underliers equals the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
S&P 500® Index	70.00%
MSCI EAFE Index	30.00%

Initial S&P 500® Index level: 1,325.41 (which is higher than the actual closing level of the basket underlier on the trade date, which is 1,308.87)

Initial MSCI EAFE Index level: 1,676.90 (which is higher than the actual closing level of the basket underlier on the trade date, which is 1,666.87)

Final S&P 500® Index level: the closing level of the S&P 500® Index on the determination date, except in the limited circumstances described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 928 and subject to adjustment as provided under “General Terms of the Underlier-Linked Notes — Discontinuance or Modification of an Underlier” on page S-54 of the accompanying prospectus supplement no. 928

Final MSCI EAFE Index level: the closing level of the MSCI EAFE Index on the determination date, except in the limited circumstances described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 928 and subject to adjustment as provided under “General Terms of the Underlier-Linked Notes — Discontinuance or Modification of an Underlier” on page S-53 of the accompanying prospectus supplement no. 928

Final basket level: the sum of the following: (1) the final S&P 500® Index level divided by the initial S&P 500® Index level, multiplied by the initial weighted value of the S&P 500® Index plus (2) the final MSCI EAFE Index level divided by the initial MSCI EAFE Index level, multiplied by the initial weighted value of the MSCI EAFE Index

Basket return: the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate: 100.00%

Cap level: 104.60% of the initial basket level

Maximum settlement amount: $1,046.00

Buffer level: 70% of the initial basket level

Buffer amount: 30%

Buffer rate: the quotient of the initial basket level divided by the buffer level, which equals approximately 142.86%

Trade date: July 14, 2011

Original issue date (settlement date): July 21, 2011

Stated maturity date: December 21, 2012, subject to adjustment as described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 928

Determination date: December 14, 2012, subject to adjustment as described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-50 of the accompanying prospectus supplement no. 928

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “General Terms of the Underlier-Linked Notes — Special Calculation Provisions — Closing Level” on page S-55 of the accompanying prospectus supplement no. 928

Business day: as described under “General Terms of the Underlier-Linked Notes — Special Calculation Provisions — Business Day” on page S-55 of the accompanying prospectus supplement no. 928

Trading day: as described under “General Terms of the Underlier-Linked Notes — Special Calculation Provisions — Trading Day” on page S-55 of the accompanying prospectus supplement no. 928

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-61 of the accompanying prospectus supplement no. 928

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 928. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Please see the discussion on such alternative treatment under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Alternative Treatments” on page S-65 in the accompanying prospectus supplement no. 928

ERISA: as described under “Employee Retirement Income Security Act” on page S-69 of the accompanying prospectus supplement no. 928

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-70 of the accompanying prospectus supplement no. 928; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $26,500;

we will deliver the notes against payment therefor in New York, New York on July 21, 2011, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38146Q347

ISIN no.: US38146Q3478

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels that are entirely hypothetical; no one can predict what the levels of the basket will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the basket underliers. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive

for Your Notes May, Be Significantly Less Than the Issue Price” on page S-32 of the accompanying prospectus supplement no. 928 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-10 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	100.00%

Initial basket level	100

Cap level	104.60% of the initial basket level

Maximum settlement amount	$1,046.00

Buffer level	70% of the initial basket level

Buffer rate	142.86%

Buffer amount	30%

Neither a market disruption event nor a non-trading day occurs with respect to any basket underlier on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the methods by which either of the underlier sponsors calculates the S&P 500® Index or the MSCI EAFE Index, respectively

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement. For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical High, Low and Closing Levels of the Basket Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the level of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level.

The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.00%	104.60%
125.00%	104.60%
110.00%	104.60%
104.60%	104.60%
102.00%	102.00%
101.00%	101.00%
100.00%	100.00%
90.00%	100.00%
80.00%	100.00%
70.00%	100.00%
50.00%	71.43%
25.00%	35.71%
0.00%	0.00%

If, for example, the final basket level were determined to be 25.00% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 35.71% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 64.29% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final basket level were determined to be 150.00% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 104.60% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 104.60% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 70.00% (the section left of the 70.00% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.00% of the face amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than 104.60% (the section right of the 104.60% marker on the horizontal axis) would result in a capped return on your investment.

The following four examples illustrate the hypothetical cash settlement amount at maturity, on each note based on hypothetical final levels of the basket underliers, calculated based on the key terms and assumptions above. The levels in Column A represent the initial level for each basket underlier, and the levels in Column B represent the hypothetical final levels for each basket underlier. The percentages in Column C represent the hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding initial levels in Column A. The amounts in Column D represent the initial weighted values of each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the two products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.

Example 1: The final basket level is greater than the cap level. The cash settlement amount equals the maximum settlement amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500®	1,325.41	1,656.76	125.00%	70.00	87.50
MSCI EAFE	1,676.90	2,096.13	125.00%	30.00	37.50
				Final Basket Level:	125.00
				Basket Return:	25.00%

• In this example, both of the hypothetical final levels for the basket underliers are greater than the applicable initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00. Since the hypothetical final basket level of 125.00 exceeds the cap level of 104.60% of the initial basket level of 100.00, the hypothetical cash settlement amount will equal the maximum settlement amount, or $1,046.00.

Example 2: The final basket level is greater than the initial basket level, but less than the cap level. The cash settlement amount exceeds the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500®	1,325.41	1,338.66	101.00%	70.00	70.70
MSCI EAFE	1,676.90	1,710.44	102.00%	30.00	30.60
				Final Basket Level:	101.30
				Basket Return:	1.30%

• In this example, both of the hypothetical final levels for the basket underliers are greater than the applicable initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00. Since the final basket level of 101.30 is greater than the initial basket level of 100 but less than the cap level of 104.60% of the initial basket level, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 x 100% x 1.30%) = $1,013.00

Example 3: The final basket level is less than the initial basket level, but greater than the buffer level. The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500®	1,325.41	1,126.60	85.00%	70.00	59.50
MSCI EAFE	1,676.90	1,425.37	85.00%	30.00	25.50
				Final Basket Level:	85.00
				Basket Return:	-15.00%

• In this example, both of the hypothetical final levels for the basket underliers are less than the applicable initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00. Since the final basket level of 85.00 is greater than the buffer level of 70% of the initial basket level but less than the initial basket level of 100.00, the hypothetical cash settlement amount will equal the face amount of a note, or $1,000.

Example 4. The final basket level is less than the buffer level. The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500®	1,325.41	861.52	65.00%	70.00	45.50
MSCI EAFE	1,676.90	1,089.99	65.00%	30.00	19.50
				Final Basket Level:	65.00
				Basket Return:	-35.00%

• In this example, both of the hypothetical final levels for the basket underliers are less than the applicable initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00. Since the hypothetical final basket level of 65.00 is less than the buffer level of 70% of the initial basket level, the hypothetical cash settlement amount will equal:

Cash settlement amount = $1,000 + ($1,000 x approximately 142.86% x (-35.00% + 30%)) = $928.57

The cash settlement amounts shown above are entirely hypothetical; they are based on levels for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 928.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus.

We cannot predict the actual final basket level on the determination date, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive, if any, on the stated maturity date and the rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the hypothetical cash settlement amounts shown in the tables and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 6, 2011, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying prospectus supplement no. 928. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the basket underliers that comprise the basket to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October 14, 2011. After October 14, 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 928.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-37 of the accompanying prospectus supplement no. 928.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of a weighted basket comprised of the S&P 500® Index and the MSCI EAFE Index, as measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of approximately 1.4286 times the sum of the basket return plus the buffer amount times $1,000.

Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the level of the basket over the life of your notes will be limited because of the cap level, which is equal to 104.60% of the initial basket level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the basket may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the basket.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Cash Settlement Amount of Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other Than the Determination Date

The cash settlement amount that will be paid on your notes will be determined based on the basket closing level on the determination date. Although the actual basket closing level on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket closing levels at any time other than on the determination date.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 928. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 928 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The basket is comprised of two basket underliers with the following initial weights within the basket: the S&P 500® Index (70.00%) and the MSCI EAFE Index (30.00%).

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of July 14, 2011, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.69%), Consumer Staples (10.71%), Energy (12.71%), Financials (14.76%), Health Care (11.73%), Industrials (11.10%), Information Technology (18. 20%), Materials (3.67%), Telecommunication Services (3.04%), Utilities (3.39%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 928. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page A-2 of the accompanying prospectus supplement no. 928

The MSCI EAFE Index

The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI EAFE Index

Index Stock Weighting by Country

as of July 14, 2011

Country:	Percentage (%)*
Australia	8.60
Austria	0.32
Belgium	0.92
Denmark	1.06
Finland	0.93
France	9.88
Germany	8.82
Greece	0.20
Hong Kong	2.75
Ireland	0.24
Israel	0.74
Italy	2.56
Japan	21.12
Netherlands	2.43
New Zealand	0.12
Norway	0.89
Portugal	0.24
Singapore	1.76
Spain	3.34
Sweden	3.05
Switzerland	8.51
United Kingdom	21.52

*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index

Index Stock Weighting by Sector

as of July 14, 2011

Sector**:	Percentage (%)*
Consumer Discretionary	10.73
Consumer Staples	10.37
Energy	8.11
Financials	22.89
Health Care	8.93
Industrials	12.91
Information Technology	4.73
Materials	11.41
Telecommunication Services	5.38
Utilities	4.52

*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 928. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — MSCI Indices” on page A-5 of the accompanying prospectus supplement no. 928

Historical High, Low and Closing Levels of the Basket Underliers

The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of either of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket or the basket underliers as an indication of the future performances of the basket underliers. We cannot give you any assurance that the future performance of the basket, basket underliers or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through

July 14, 2011, there were 487 20-month periods, the first of which began on January 2, 2008 and the last of which ended on July 14, 2011. In 3 of such 487 20-month periods, the closing level of the basket on the final date of such period has fallen below 70% of the closing level of the basket on the initial date of such period. Therefore, during approximately 0.62% of such 20-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 20 month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers. The actual performance of the basket and the basket underliers over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical levels shown below.

The tables below show the high, low and closing levels of the S&P 500® Index and the MSCI EAFE Index for each of the four calendar quarters in 2008, 2009 and 2010 and the first three calendar quarters of 2011 (through July 14, 2011), and the graph below shows the historical basket closing levels from January 2, 2008 to July 14, 2011. The tables and graph are for illustrative purposes only. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the S&P 500® Index

	High	Low	Close
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ended June 30	1,426.63	1,278.38	1,280.00
Quarter ended September 30	1,305.32	1,106.39	1,166.36
Quarter ended December 31	1,161.06	752.44	903.25
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ending September 30 (through July 14, 2011)	1,353.22	1,308.87	1,308.87

Quarterly High, Low and Closing Levels of the MSCI EAFE Index

	High	Low	Close
2008
Quarter ended March 31	2,253.36	1,913.53	2,038.62
Quarter ended June 30	2,206.72	1,957.23	1,967.19
Quarter ended September 30	1,934.39	1,553.15	1,553.15
Quarter ended December 31	1,568.20	1,044.23	1,237.42
2009
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010
Quarter ended March 31	1,642.20	1,451.53	1,584.28
Quarter ended June 30	1,636.19	1,305.12	1,348.11
Quarter ended September 30	1,570.36	1,337.85	1,561.01
Quarter ended December 31	1,675.07	1,535.13	1,658.30
2011
Quarter ended March 31	1,758.97	1,597.15	1,702.55
Quarter ended June 30	1,809.61	1,628.03	1,708.08
Quarter ending September 30 (through July 14, 2011)	1,727.43	1,652.04	1,666.87

Historical Basket Levels

The following graph is based on the basket closing level for the period from January 2, 2008 through July 14, 2011 assuming that the basket closing level was 100 on January 2, 2008. We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date. The basket closing level has been normalized such that its hypothetical level on January 2, 2008 was 100. As noted in this pricing supplement, the initial basket level is set at 100. The basket closing level can increase or decrease due to changes in the levels of the basket underliers.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplements, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-2
Conflicts of Interest	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-10
The Basket and the Basket Underliers	PS-13

Prospectus Supplement No. 928 dated July 6, 2011
Summary Information	S-3
Hypothetical Returns on the Underlier-Linked Notes	S-12
Additional Risk Factors Specific to the Underlier-Linked Notes	S-32
General Terms of the Underlier-Linked Notes	S-45
Use of Proceeds and Hedging	S-61
Supplemental Discussion of Federal Income Tax Consequences	S-63
Employee Retirement Income Security Act	S-69
Supplemental Plan of Distribution	S-70
The Underliers	A-1
S&P 500® Index	A-2
MSCI Indices	A-6
Hang Seng China Enterprises Index	A-13
Russell 2000® Index	A-17
FTSE® 100 Index	A-22
Euro STOXX 50® Index	A-26
TOPIX® Index	A-30

Prospectus Supplement dated July 6, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-26
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Validity of the Notes	S-29

Prospectus dated July 6, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities.	98
Considerations Relating to Securities Issued in Bearer Form	97
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	136
Conflicts of Interest	138
Employee Retirement Income Security Act	139
Validity of the Securities	140
Experts	140
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	141

$3,600,000

The Goldman Sachs

Group, Inc.

Buffered Basket-Linked Notes

due 2012

(Linked to a Weighted Basket Comprised

of the S&P 500® Index and the MSCI

EAFE Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.